Exhibit 1.1

CONFIDENTIAL

December 30, 2020

Cullman Savings Bank

Cullman Savings Bank, M.H.C.

Cullman Bancorp, Inc.

316 Second Avenue, SW

Cullman, AL 35055

Attention: John A. Riley III, President and CEO

Gentlemen:

It is our understanding that Cullman Savings Bank (the “Bank”), Cullman Savings Bank, MHC (the “MHC”), and Cullman Bancorp, Inc. (the “Holding Company”) desire to retain the services of Raymond James & Associates, Inc. (“Raymond James”) to act as their exclusive financial advisor, marketing agent, and records agent in connection with MHC’s reorganization from a mutual holding company form of organization to a stock holding company form of organization (the “Reorganization”). It is further understood that the Reorganization will include the associated sale of common stock of a new holding company for the Bank (the “New Holding Company” and together with the MHC and the Bank, each and collectively, the “Company”)) as further described below.

Pursuant to a Plan of Conversion and Reorganization (the “Plan”), the New Holding Company will offer and sell shares of its common stock to the Bank’s qualifying account holders in a subscription offering (the “Subscription Offering”). Shares not subscribed for in the Subscription Offering may, at the discretion of the Company, be offered to the local community (as defined in the Plan) and the general public in a community offering (the “Community Offering”), and if necessary, through a syndicate of one or more broker-dealers managed by Raymond James (a “Syndicated Community Offering”, and with a Subscription Offering and Community Offering, collectively or individually, the “Offerings”).

This letter agreement (the “Agreement”) is intended to serve as our agreement to provide the services outlined herein, to the extent requested by the Company.

1.

Financial Advisory and Marketing Agent Services - As the Company’s financial advisor and marketing agent, Raymond James will provide financial and logistical advice to the Company and will assist the Company’s management, legal counsel, accountants and other advisors in connection with the Reorganization and related matters. We anticipate our services will include the following, each as may be necessary and as the Company may reasonably request:

(a)	Assist the Company in assessing the financial and securities market implications of the Plan;

(b)	Assist the Company in structuring and in communicating the terms of the Plan and the Offerings;

(c)

Assist the Company in the preparation of documents related to the execution of the Plan, including the prospectus, stock order and certification form and all marketing materials (it being understood that the preparation and filing of any and all such documents will be the responsibility of the Company and its counsel);

(d)	Assist the Company in analyzing proposals from outside vendors (to be engaged at the Company’s sole expense) in connection with execution of the Plan, including, but not limited

222 South Riverside Plaza – 7th Floor // Chicago, IL 60606

T 312.612.7785 // raymondjames.com

Raymond James & Associates, Inc., member New York Stock Exchange/SIPC

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to, appraisers, business plan consultants, financial printers, registrar/transfer agents, and proxy solicitors, as needed;

(e)	Assist the Company in scheduling and preparing for meetings with potential investors and/or other broker-dealers related to the Offerings, as necessary;

(f)	Establish a Stock Information Center at Raymond James’s office in Chicago, Illinois, which shall provide a toll-free hotline to assist with investor inquiries;

(g)	Assist in the training of Company personnel for interaction with customers during the offering and proxy solicitation period; and

(h)	Such other financial advisory and investment banking services in connection with the Offerings as may be agreed upon by Raymond James and the Company.

2.	Records Agent Services - As Records Agent, Raymond James will provide the following services, as the Company may reasonably request.

a.	Customer File Processing

•	processing of the Bank’s customer account records for each record date required by the Plan;

•	consolidation of eligible customer accounts by ownership and creation of a central file for determination of subscription and voting rights;

•	reporting of Company customers by state (support for any required Blue Sky filings);

•	identification of subscription priorities;

•	calculation of member votes; and

•	sorting and grouping of customer records and coordination with the Company’s financial printer for all required subscriber and member mailings.

b.	Stock Order Processing

•	processing of stock order forms received at the Stock Information Center;

•	daily and ad-hoc status reporting to Company management;

•	mailing of order acknowledgment letters to subscribers;

•	allocation of shares to qualifying subscribers if the offering is oversubscribed;

•	production of new shareholders list and other final subscription reports (account withdrawals, all orders received, etc.);

•	coordination with the Company’s transfer agent for stock issuance; and

•

calculation and reporting of subscriber interest and refund amounts with necessary supporting files to enable the Company or its transfer agent to generate required interest/refund checks and 1099-INT reporting.

c.	Member Proxy Vote Processing

•	tabulation and reporting of member proxy votes received;

•	proxy target group identification and reporting to assist with solicitation efforts;

•	proxy reminder mailings as needed;

•	assist the Company with member telephone solicitation efforts if requested;

•	coordination with the Company’s proxy solicitor, if needed;

•	adjustment of member votes as required for accounts closed prior to the special meeting; and

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•	act as or support the Inspector of Election for the Special Meeting of Members, if requested and the election is not contested.

3.

Due Diligence Review - The Company acknowledges and agrees that Raymond James’s obligation to perform the services contemplated by this Agreement shall be subject to the satisfactory completion of such investigations and inquiries relating to the Company, and its directors, officers, agents and employees, as Raymond James and their counsel in their sole discretion my deem appropriate under the circumstances (the “Due Diligence Review”). The Company agrees it will make available to Raymond James all information, whether or not publicly available, which Raymond James reasonably requests (the “Information”), and will permit Raymond James to discuss with the board of directors and management the operations and prospects of the Company. Raymond James will treat all Confidential Information (as defined herein) as confidential in accordance with the provisions of Section 9 hereof. The Company recognizes and confirms that Raymond James (a) will use and rely on and assume the accuracy and completeness of the Information in performing the services contemplated by this Agreement without having independently verified or analyzed the accuracy or completeness of same, and (b) does not assume responsibility or liability for the accuracy or completeness of the Information or to conduct any independent verification or any appraisal or physical inspection of properties or assets. The Company acknowledges and agrees that Raymond James will rely upon Company management as to the reasonableness and achievability of any financial and operating forecasts and projections provided to Raymond James, and that Raymond James will assume, at the Company’s direction, that all financial forecasts and projections have been reasonably prepared by Company management on a basis reflecting the best then currently available estimates and judgments of management as to the expected future financial performance of the Company, and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management.

4.

Regulatory Filings - The Company will cause appropriate offering documents to be filed with all regulatory agencies including the Securities and Exchange Commission (“SEC”), and the appropriate federal and/or state bank regulatory agencies. In addition, the Company and Raymond James agree that the Company’s counsel shall serve as counsel with respect to blue sky matters in connection with the Offerings, and that the Company shall cause such counsel to prepare a Blue Sky Memorandum related to the Offerings including Raymond James’s participation therein and shall furnish Raymond James a copy thereof addressed to Raymond James or upon which counsel shall state Raymond James may rely.

5.	Fees - For the services hereunder, the Company shall pay the following fees to Raymond James at closing unless stated otherwise:

(a)

Management Fee: A Management Fee of $30,000, payable as follows: (a) $15,000 upon execution of this Agreement; and (b) $15,000 upon filing with the SEC of the New Holding Company’s initial registration statement for any Offering. Such fees shall be deemed to have been earned when due. Should the Offerings or this Agreement be terminated for any reason Raymond James shall have earned and be entitled to be paid fees accruing through the stage at which point the termination occurred.

(b)

Success Fee: A Success Fee equal to the greater of (i) $250,000 or (ii) one percent (1.00%) of the aggregate dollar amount of common stock sold in the Subscription Offering and/or Community Offering. Such Success Fee shall be due at the closing of the Offerings and the Reorganization. No Success Fee shall be payable for any shares sold to the officers, directors, and employees of the Company (“Insiders”) or the Immediate Family of such persons or to qualified and non-qualified employee benefit plans, or to trusts of Insiders or their Immediate

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Family, or to any charitable foundation established in connection with or that is given shares in connection with the Offerings. “Immediate Family” includes the spouse, parents, siblings and children of the Insiders who live in the same house as the Insiders. The Management Fee described in Section 5(a), to the extent then already paid, will be credited against the Success Fee. The obligation to pay to Raymond James the full Success Fee upon completion of the Offerings shall survive any termination of this Agreement, including any termination occurring prior to the completion of such Offerings.

(c)

Syndicated Community Offering: In the event the Company elects to pursue a Syndicated Community Offering, the Company shall pay to Raymond James, in addition to (and not in lieu of) the Success Fee, a commission equal to 6.0% of the aggregate purchase price of the shares sold in the Syndicated Community Offering. Raymond James as sole book running manager may seek to form a syndicate of registered dealers to assist in the Syndicated Community Offering on a best efforts basis, subject to the terms and conditions set forth in a selected dealers’ agreement to be entered into between the Company and Raymond James. Raymond James will endeavor to distribute the common stock among dealers, if any, in a fashion that best meets the distribution objectives of the Company and the requirements of the Plan, which may result in limiting the allocation of stock to certain selected dealers. It is understood that in no event shall Raymond James be obligated to take or purchase any shares of the common stock in the Offerings.

(d)

Records Agent Fee: For the Records Agent services outlined above, the Company agrees to pay Raymond James a fee of $25,000 (the “Record Agent Fee”). The Record Agent Fee shall be payable as follows: (a) $15,000 payable upon execution of this Agreement, which shall be non-refundable; and (b) the balance upon the mailing of subscription documents for the Subscription Offering.

6.

Expenses - The Company will bear all expenses of the proposed Offerings customarily borne by issuers, including, without limitation, any regulatory filing fees, SEC, “Blue Sky,” and FINRA filing and registration fees, and DTC eligibility and DRS participation fees; the fees and expenses of the Company’s accountants, attorneys, appraiser, business plan consultant, financial printer, proxy solicitor, and transfer agent; the costs of operating the Stock Information Center, including hiring temporary personnel if needed to assist with data entry and clerical functions, postage and overnight delivery service charges, and Syndicated Community Offering expenses associated with the Offerings; the fees set forth in Section 5; and fees for “Blue Sky” legal work. If Raymond James incurs expenses on behalf of the Company, the Company will reimburse Raymond James for such expenses.

Regardless of whether the Offerings close, Raymond James will also be reimbursed for its reasonable out-of-pocket expenses, not to exceed $25,000 (subject to the provisions of this paragraph), related to the Offerings, including, but not limited to, costs of travel, meals and lodging, data processing services, photocopying, telephone, facsimile, and couriers. Raymond James will also be reimbursed for fees and expenses of its counsel not to exceed $75,000 (subject to the provisions of this paragraph). These expense caps assume no unusual circumstances or delays, and no re-solicitation in connection with the Offerings. The Company acknowledges and agrees that, in the event unusual circumstances arise or a delay or resolicitation occurs (including but not limited to a delay in the Offerings which would require an update of the financial information in tabular form to reflect a period later than March 31, 2021), such expense caps may be increased by additional amounts, not to exceed an additional $10,000 in the case of additional out-of-pocket expenses of Raymond James and an additional $10,000 in the case of additional fees and expenses of Raymond James’s legal counsel. The provisions of this paragraph are not intended to apply to or in any way impair or limit the indemnification or contribution

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provisions contained herein and in Addendum A.

7.

Limitations - The Company is a sophisticated business enterprise with competent internal financial personnel and legal counsel, and the Company has retained Raymond James for the limited purposes set forth in this Agreement. The Company acknowledges that Raymond James has been retained only by the Company, that Raymond James is providing services hereunder as an independent contractor (and not in any fiduciary or agency capacity) and that the Company’s engagement of Raymond James is not deemed to be on behalf of, and is not intended to confer rights upon, any securityholder, owner or partner of the Company or any other person not a party to this Agreement as against Raymond James or any of its affiliates, or any of its or their respective officers, directors, controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), employees or agents. Unless otherwise expressly agreed in writing by Raymond James, no one other than the Company is authorized to rely upon this Agreement or any other statements or conduct of Raymond James, and no one other than the Company is intended to be a beneficiary of this Agreement. The Company acknowledges that any recommendation or advice, written or oral, given by Raymond James to the Company in connection with Raymond James’s engagement is intended solely for the benefit and use of the Company’s management and directors in connection with the Reorganization and the Offerings, and any such recommendation or advice is not on behalf of, and shall not confer any rights or remedies upon, any other person or be used or relied upon for any other purpose.

Raymond James and the Company further agree that neither Raymond James nor any of its affiliates or any of its their respective officers, directors, controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), employees or agents shall have any liability to the Company, its securityholders or creditors, or any person asserting claims on behalf of or in the right of the Company (whether direct or indirect, in contract, tort, for an act of negligence or otherwise) for any losses, fees, damages, liabilities, costs, expenses or equitable relief arising out of or relating to this Agreement or the services rendered hereunder, except for losses, fees, damages, liabilities, costs or expenses that arise out of or are based on any action of or failure to act by Raymond James and that are finally judicially determined to have resulted solely from the bad faith, gross negligence or willful misconduct of Raymond James or to the extent that any such losses, fees, damages, liabilities, costs, expenses or equitable relief arise out of or are based upon any untrue statement of a material fact or the omission of a material fact required to be stated therein or necessary to make not misleading any statements contained in any final prospectus, or any amendment or supplement thereto, made in reliance on and in conformity with written information regarding Raymond James and furnished to the Company by Raymond James expressly for use therein.

The Company acknowledges and agrees that Raymond James, as Records Agent hereunder, (a) shall have no duties or obligations other than the contractual obligations to the Company specifically set forth herein; (b) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any order form or any stock certificates or the shares represented thereby, and will not be required to and will make no representations as to the validity, value or genuineness of the offer; (c) shall not be obliged to take any legal action hereunder which might in its judgment involve any expense or liability, unless it shall have been furnished with an indemnity satisfactory to it; and (d) may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telex, telegram, or other document or security delivered to it and in good faith believed by it to be genuine and to have been signed by the proper party or parties.

Anything in this Agreement to the contrary notwithstanding, in no event shall Raymond James be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not

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limited to lost profits), even if Raymond James has been advised of the likelihood of such loss or damage and regardless of the form of action.

8.

Benefit - This Agreement shall inure to the benefit of the parties hereto and their respective successors, and the obligations and liabilities assumed hereunder by the parties hereto shall be binding upon their respective successors; provided, however, that this Agreement shall not be assignable without the mutual consent of Raymond James and the Company.

9.

Confidentiality - Raymond James agrees to use all material nonpublic information provided to it by or on behalf of the Company hereunder solely for the purpose of providing the services that are the subject of this Agreement and to treat all such information confidentially; provided, however, that nothing herein shall prevent Raymond James from (a) distributing materials in connection with the services contemplated by this Agreement and engaging in discussions relating to an Offering or the Reorganization, (b) sharing such information with its employees, attorneys or representatives of it or the Company who need to know such information, or (c) disclosing such information pursuant to the order of any court or administrative agency. It is agreed that Raymond James (if legally permitted to do so) will provide the Company with prompt notice of any such order (written, if practical) and otherwise provide reasonable cooperation to the Company (at the Company’s expense) in order to enable the Company to seek an appropriate protective order or other appropriate remedy or to waive compliance with the provisions of this Agreement. Notwithstanding the foregoing, no such notice shall be required in the case of a routine audit or regulatory or administrative review of Raymond James not specifically related to the Company. In the event that such protective order or other remedy is not obtained, or that the Company grants a waiver as provided hereby, Raymond James may furnish that portion (and only that portion) of the information that it is legally compelled to disclose and with respect to which it agrees to exercise its commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to such information by the receiving party compelling such disclosure. In any event, Raymond James will not oppose action by the Company to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information. Notwithstanding the foregoing, such material nonpublic information does not include any information: (i) that was already in the possession of Raymond James or any or its representatives, or was available to Raymond James or any of its representatives on a non-confidential basis, prior to the disclosure to Raymond James or such representatives; (ii) obtained by Raymond James or any of its representatives from a third party which, insofar as is known by Raymond James or such representatives, is not subject to any prohibition against disclosure; (iii) which was or is independently developed by Raymond James or any of its representatives without violating any confidentiality obligation under this paragraph; or (iv) which was or becomes generally available to the public through no fault of Raymond James. The provisions of this paragraph shall automatically terminate one (1) year following the earlier of the completion of the Reorganization or the termination of this Agreement. This Agreement supersedes any other agreement regarding confidentiality that may have been previously entered into between the Company and Raymond James. The Company hereby acknowledges and agrees that the presentation materials and financial models used by Raymond James in performing its services hereunder have been developed by and are proprietary to Raymond James. The Company agrees that it will not reproduce or distribute all or any portion of such models or presentations without the prior consent from Raymond James in writing.

10.

Indemnification – In consideration of Raymond James signing this Agreement and agreeing to perform Services pursuant to this Agreement, the Company shall execute and perform the obligations as provided in Addendum A attached to this Agreement.

11.	Definitive Agreement - This Agreement reflects Raymond James’s present intention of proceeding to

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work with the Company on its proposed Offerings. No legal and binding obligation is created on the part of the Company or Raymond James with respect to the subject matter hereof, except as to (i) the agreement to maintain the confidentiality of Confidential Information set forth in Section 9, (ii) the payment of certain fees as set forth in Section 5, (iii) the payment of fees and expenses as set forth in Section 6, (iv) the limitations set forth in Section 7, (v) the indemnification and contribution and other provisions set forth in Section 10 and Addendum A, (vi) the provisions in Section 13, and (vii) those terms set forth in a mutually agreed upon Agency Agreement between Raymond James and the Company to be executed prior to commencement of the Offerings, all of which, notwithstanding anything to the contrary that may be contained herein, shall constitute the binding obligations of the parties hereto and which shall survive the termination of this Agreement or the completion of the services furnished hereunder and shall remain operative and in full force and effect.

Raymond James’s execution of such Agency Agreement shall also be subject to (a) Raymond James’s satisfaction with its Due Diligence Review, (b) preparation of offering materials that are satisfactory to Raymond James, (c) compliance with all relevant legal and regulatory requirements to the reasonable satisfaction of Raymond James and its counsel, (d) agreement that the price established by the independent appraiser is reasonable, and (e) market conditions at the time of the proposed Offerings.

12.

Notices – All notices, requests, consents, claims, demands, waivers and other communications under this Agreement shall be in writing and shall be deemed to have been given (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day (in the jurisdiction in which the recipient is located) if sent after normal business hours of the recipient; or (iv) on the third (3rd) day after the date mailed, by certified or registered mail (in each case, return receipt requested, postage pre-paid). Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12):

If to the Company:	Cullman Savings Bank
316 Second Avenue, SW
Cullman, AL 35055
Attention: John A. Riley III, President and CEO
Email: riley@cullmansavingsbank.com

If to Raymond James:	Raymond James & Associates, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716
Attention: Thomas Donegan, General Counsel,
Global Equities and Investment Banking
Email: tom.donegan@raymondjames.com

13.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and can be altered only by written consent signed by the parties. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without regard to conflicts of laws principles thereof or of any other jurisdiction that would require the application of the laws of another jurisdiction. All claims arising out of the interpretation, application or enforcement, or otherwise relating to the subject matter, of this Agreement, including, without limitation, any breach of this Agreement, shall be settled by final and binding arbitration in New York, New York, in accordance with the commercial rules then prevailing of the American Arbitration

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Association by a panel of three (3) arbitrators appointed by the American Arbitration Association. The decision of the arbitrators shall be binding on Raymond James and the Company and may be entered and enforced in any court of competent jurisdiction by either Party. The arbitration shall be pursued and brought to conclusion as rapidly as is possible. TO THE EXTENT PERMITTED BY LAW, EACH OF RAYMOND JAMES AND THE COMPANY VOLUNTARILY AND IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) RELATED TO OR ARISING OUT OF THIS AGREEMENT, THE ENGAGEMENT OF RAYMOND JAMES PURSUANT TO, OR THE PERFORMANCE BY RAYMOND JAMES OF, THE SERVICES CONTEMPLATED BY THIS AGREEMENT.

In the event of any claim or dispute between the parties arising out of or related to this Agreement, and in addition to any other remedy, the prevailing party in any action or proceeding shall be entitled to an award of reimbursement from the non-prevailing party for all costs and expenses of the action or proceeding and otherwise related to the claim or dispute incurred by the prevailing party, including the prevailing party’s reasonable attorneys’ fees and any expert witness fees.

14.

Term and Termination – Subject to the provisions of Section 11 of this Agreement, Raymond James’s engagement hereunder may be terminated by the Company or by Raymond James at any time upon 30 days’ written notice to that effect, and shall automatically terminate on the date that is 18 months from the date of this letter.

[Signature page follows.]

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If the foregoing correctly sets forth our mutual understanding, please so indicate by signing and returning this Agreement to the undersigned.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

/s/ Robert J. Toma	12/30/2020
Robert J. Toma	Signature Date
Managing Director, Investment Banking

CULLMAN SAVINGS BANK
CULLMAN SAVINGS BANK, M.H.C.
CULLMAN BANCORP, INC.

/s/ John A. Riley, III	1/5/21
John A. Riley III	Signature Date
President and CEO

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ADDENDUM A

Pursuant to the foregoing letter agreement dated December 30, 2020 (the “Agreement”), Cullman Savings Bank, Cullman Savings Bank, MHC, and Cullman Bancorp, Inc. (as further described in the Agreement, the “Company”), shall indemnify, defend and hold harmless Raymond James & Associates, Inc. and Raymond James Financial, Inc. (together, “Raymond James”) and their respective affiliates, together with their and their affiliates’ respective officers, directors, managers, members, partners, securityholders, employees and agents, and each Person (as defined below), if any, who controls Raymond James or any of its affiliates within the meaning of the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended (all of the foregoing are referred to collectively as “Indemnified Parties” and individually as an “Indemnified Party”), from and against any and all (a) claims, actions (including securityholder claims or actions, derivative or otherwise), demands, investigations and proceedings of any kind or nature (collectively, “Proceedings”) threatened, brought or established against any Indemnified Party by any party (“Person”), and (b) losses, claims, judgments, penalties, fines, charges, costs (including professional or legal fees and other costs of litigation or other proceedings), damages, taxes, liabilities of any kind or nature, whether joint or several (collectively, “Losses”), which such Indemnified Party may suffer or incur under any statute, common law, contract, tort or otherwise (including, without limitation, all such Losses suffered or incurred in considering, preparing for, responding to, disputing, or otherwise dealing with any actual or potential Proceedings, including any Proceeding brought in connection with any Indemnified Party’s right to be indemnified pursuant to this Addendum A), directly or indirectly arising out of, relating to or in connection with (i) the Agreement, the services provided in connection with the Agreement, or the exercise of Raymond James’s rights under the Agreement (including this Addendum A), or (ii) any transaction referred to in the Agreement or any transaction arising out of the transactions contemplated by the Agreement (each an “Indemnified Claim”), except solely to the extent that any such Indemnified Claim is found, in a final, unappealable judgment by a court of competent jurisdiction, to have resulted solely from (1) any untrue statement of a material fact or the omission of a material fact required to be stated therein or necessary to make not misleading any statements contained in any final prospectus, or any amendment or supplement thereto, made in reliance on and in conformity with written information regarding Raymond James and furnished to the Company by Raymond James expressly for use therein or (2) Raymond James’s gross negligence, willful misconduct or bad faith in the performance of its services under the Agreement (other than an action or failure to act undertaken or refrained from being undertaken at the written or express request of or with the written or express consent of the Company) (an “Excluded Act”).

No Proceeding will be brought against any Indemnified Party to recover any Losses that the Company, its securityholders, officers, directors/managers or creditors, or any other Person in connection with any Indemnified Claim, may suffer or incur by reason of or in connection with any Indemnified Claim, and no Indemnified Party shall have any liability to the Company, its securityholders, officers, directors/managers or creditors, or any other Person by reason of or in connection with any Indemnified Claim, whether such Loss arises under any statute, common law, contract, tort or otherwise, except solely to the extent that any such Losses or liability is found, in a final, unappealable judgment by a court of competent jurisdiction, to have resulted solely and exclusively and as a direct and proximate cause from said Indemnified Party’s Excluded Act. Nothing in the Agreement (including this Addendum A) shall be construed as rendering Raymond James or any other Indemnified Party liable, under any circumstances and under any theory of law, to the Company, the Company’s securityholders, officers, directors/managers or creditors, or any other Person in respect of any indirect, incidental, special, consequential or punitive damages even if Raymond James or any other Indemnified Party have been advised as to the possibility thereof. The aggregate liability of all Indemnified Parties to the Company, the Company’s securityholders, officers, directors/managers or creditors, and any other Person, under any statute, common law, contract, tort or otherwise, for any Loss suffered by such party arising from or in connection with the services provided under the Agreement, however the Loss is caused, shall not exceed 50% of the amount of the fees actually received by Raymond James under the Agreement.

If for any reason the foregoing indemnity is unavailable to an Indemnified Party or is insufficient to fully hold any Indemnified Party harmless, the Company shall contribute to the amount paid or payable by such Indemnified Party as a result of such unavailability or insufficiency in such proportion as is appropriate to reflect the relative benefits received by and fault of the Company on the one hand, and the relative benefits received by and fault of the Indemnified Party on the other hand, as well as any relevant equitable considerations. For the purposes of this Agreement, the relative benefits to the Company and to an Indemnified Party of the engagement under this Agreement shall be deemed to be in the same proportion as (a) the total value paid or contemplated to be paid or received or contemplated to be received by the Company in the Reorganization and the Offerings that are the subject of the engagement hereunder,

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whether or not consummated, bears to (b) the fees paid or to be paid to Raymond James under the Agreement, and the relative fault of the Company on the one hand and an Indemnified Party on the other hand shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or incorrect opinion or conclusion or the omission or alleged omission to state a material fact related to information supplied by the Company or its agents, advisors or affiliates on the one hand or by the Indemnified Party on the other hand, as well as the Parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement, opinion, conclusion or omission. Notwithstanding anything in this Addendum A to the contrary the aggregate contribution of all of the Indemnified Parties for all Indemnified Claims shall not exceed the amount of the fees actually received by Raymond James under the Agreement.

The Company shall reimburse each Indemnified Party for all reasonable costs and expenses (including, without limitation, fees and expenses of outside counsel, with such reimbursement limited to the fees and expenses of one (1) counsel and one (1) additional local counsel, if required) incurred by the Indemnified Parties (including all such costs and expenses incurred to enforce the terms of this Addendum A) as they are incurred in connection with investigating, preparing, defending or settling or otherwise relating to any threatened or pending Proceeding for which indemnification or contribution has or could be sought by the Indemnified Party, whether or not in connection with a Proceeding in which any Indemnified Party is a named party.

The indemnity, contribution and expense reimbursement agreements and obligations set forth in this Addendum shall be in addition to any other rights, remedies or indemnification as to which any Indemnified Party may have or be entitled at common law or otherwise, shall survive any termination of the Agreement or completion of services under the Agreement, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Indemnified Party. The Company further agrees that the indemnification, contribution and reimbursement obligations set forth in this Addendum A shall apply whether or not Raymond James or any other Indemnified Party is a formal party in any such Indemnified Claim.

The Company shall not settle, compromise or consent to judgment, or participate in or otherwise facilitate any such settlement, compromise or consent, with respect to any Indemnified Claim without the prior consent of Raymond James or any Indemnified Party involved in such Indemnified Claim unless (i) there is no admission of wrongdoing, negligence or improper activity of any kind of or by Raymond James or such Indemnified Party in such settlement, compromise or consent and (ii) there is an unconditional release of all Indemnified Parties from all liability on claims that are the subject matter of or arise out of such Indemnified Claim.

This Addendum A shall survive any termination or completion of the engagement provided by the Agreement.

Agreed and accepted (this Agreement may be executed in one or more counterparts, and sent by facsimile or electronic transmission, and each such counterpart shall be an original and all of which shall together constitute one and the same instrument):

RAYMOND JAMES & ASSOCIATES, INC.		CULLMAN SAVINGS BANK CULLMAN SAVINGS BANK, M.H.C. CULLMAN BANCORP, INC.

By:		By:	/s/ John A. Riley, III
	Robert J. Toma		John A. Riley III
	Managing Director, Investment Banking		President and CEO

Signature Date:	12/30/2020	Signature Date:	1/5/21